December 31, 2019

Daniel Carlson
Principal Executive Officer
VS Trust
100 S. Bedford Road, Suite 340
Mt. Kisco, NY 10549

       Re: VS Trust
           Draft Registration Statement on Form S-1
           Submitted December 6, 2019
           CIK No. 0001793497

Dear Mr. Carlson:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
2. Please disclose the information called for in Item 407(a) of Regulation S-K. To the extent you do not have a board of directors, add a risk factor describing the risks because you do not have a board of directors or an audit committee.
3. To the extent you intend to use a fact sheet, please provide us a copy for our review.
 Daniel Carlson
FirstName LastNameDaniel Carlson
VS Trust
Comapany31, 2019 Trust
December NameVS
December 31, 2019 Page 2
Page 2
FirstName LastName
Cover page

4. Please identify the initial authorized participant and the price per share paid as a fixed dollar amount. Refer to Item 501(b)(3) of Regulation S-K.
5.       Please identify the initial authorized participant as an underwriter.
6. You state that the shares of the Fund are listed for trading on the CBOE BZX Exchange.
         Please tell us, with a view towards revised disclosure here and elsewhere, the status of your application for listing on the exchange.
Breakeven Amounts, page 4

7. You state in the footnote to the table that the approximate NAV has been rounded to the nearest $5. You do not, however, include such disclosure in the footnotes to the table on page 33. Please explain to us the rounding reference and reconcile the inconsistency.
Risk Factors
Potential negative impact from rolling futures positions, page 15

8. Please place this risk factor in context by disclosing in the third paragraph whether the
         VIX futures contract markets are in or have been in contango or backwardation within the last five years.
Cautionary Note Regarding Forward-Looking Statements, page 21

9. Please revise this section to remove the implication that the statutory safe harbor is available for forward-looking statements made in this initial public offering.
Investment Objective, page 25

10. Please revise to provide greater detail regarding the Index and how it operates. Please discuss, for example, how long the Index has been in existence, the specifics of the portfolio of first and second month VIX futures that are measured, the historical performance of the Index and the reasons the Fund is expected to perform very differently from the inverse of the performance of the VIX. Please also provide quantified examples either here or in the risk factor disclosure on page 5 to illustrate how the Index and the
         Fund are expected to perform as compared to the inverse of the performance of the VIX.
Principal Investment Strategies, page 25

11. Please revise to clarify what percentage of the assets of the Fund you expect to invest in
         VIX futures contracts.
Swap Agreements, page 28

12. Please clarify, if true, that the Fund only expects to enter into swaps as a backstop in the event it is unable to be fully invested in short positions in short-term VIX futures
 Daniel Carlson
VS Trust
December 31, 2019
Page 3
         contracts. Please also disclose whether there is a limit on the percentage of Fund assets that may be invested in swap agreements. Finally, please disclose whether and to what extent you intend to invest in security-based swaps and how that could impact your conclusion that you are not going to be regulated as an investment company.
Breakeven Table, page 33

13. Please revise the disclosure to clarify, if true, that the expenses detailed in the table include the cost of rolling futures positions and daily rebalancing.
14. Please tell us whether there are any fees that are built into or embedded in the Index and disclose the extent to which any such fees could have an impact on the performance of the
         Fund.
Creation and Redemption of Shares, page 47

15. You state that authorized participants may purchase creation units with cash. Please disclose, if true, that purchases and redemptions of creation units in cash, rather than through in-kind delivery of financial instruments, may cause the ETF to incur certain costs, including brokerage costs or taxable gains or losses. Also disclose that costs could decrease the ETF's net asset value to the extent the costs are not offset by a transaction fee payable by an authorized participant.
16. You state in the carryover paragraph on pages 47-48 that the transaction fee may be waived or adjusted by the sponsor. Please describe the circumstances under which the sponsor would consider waiving the creation or redemption fee for authorized participants.
Ownership or Beneficial Interest in the Fund, page 57

17. Please disclose whether the Sponsor currently owns any shares of the Fund, and if so, how many.
Incorporation by Reference of Certain Documents, page 73
FirstName LastNameDaniel Carlson
Comapany NameVS Trust the basis for your conclusion that you are eligible to incorporate
18.    Please provide us with
December 31,filings Page 3
       future 2019 by reference.
FirstName LastName
 Daniel Carlson
FirstName LastNameDaniel Carlson
VS Trust
Comapany31, 2019 Trust
December NameVS
Page 4
December 31, 2019 Page 4
FirstName LastName
       You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or John Spitz,
Staff Accountant, at (202) 551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-Advisor, at (202)
551-3217 or Justin Dobbie, Legal Branch Chief, at (202) 551-3469 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance
cc:      Barry Pershkow, Esq.